Exhibit 99.1

News Release

Clarivate Analytics Plc Announces Redemption of Public Warrants

London, UK, & Philadelphia, US, February 20, 2020—Clarivate Analytics Plc (NYSE:CCC; CCC.WS) (the “Company”), a global leader in providing trusted insights and analytics to accelerate the pace of innovation, today announced that the Company will redeem all of its outstanding warrants (the “Public Warrants”) to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated September 6, 2018, by and between Churchill Capital Corp (“Churchill”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), as part of the units sold in Churchill’s initial public offering (“IPO”), for a redemption price of $0.01 per Public Warrant (the “Redemption Price”), that remain outstanding at 5:00 p.m. New York City time on March 23, 2020 (the “Redemption Date”). Warrants to purchase Ordinary Shares that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and still held by the initial holders thereof or their permitted transferees are not subject to this redemption.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all outstanding Public Warrants if the last sales price of the Ordinary Shares is at least $18.00 per share on each of twenty trading days within any thirty-day trading period. This share price performance target was achieved as of February 14, 2020. At the direction of the Company, Continental Stock Transfer & Trust Company, in its capacity as warrant agent, has delivered a notice of redemption to each of the registered holders of the outstanding Public Warrants.

In addition, in accordance with the Warrant Agreement, the Company’s board of directors has elected to require that, upon delivery of the notice of redemption as aforesaid, all Public Warrants are to be exercised only on a “cashless basis.” Accordingly, holders may no longer exercise Public Warrants and receive Ordinary Shares in exchange for payment in cash of the $11.50 per warrant exercise price. Instead, a holder exercising a Public Warrant will be deemed to pay the $11.50 per warrant exercise price by the surrender of 0.5374 of an Ordinary Share (such fraction determined as described below) that such holder would have been entitled to receive upon a cash exercise of a Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.4626 of an Ordinary Share for each Public Warrant surrendered for exercise. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Public Warrants will be entitled to receive only the Redemption Price.

The number of Ordinary Shares that each exercising warrant holder will receive by virtue of the cashless exercise (instead of paying the $11.50 per Public Warrant cash exercise price) was calculated in accordance with the terms of the Warrant Agreement and is equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between $21.40, the average of the last sale price of the Ordinary Shares over the ten trading days ending on February 14, 2020, the third business day prior to the date of the redemption notice (the “Fair Market Value”) and $11.50, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder's Public Warrants exercised at one time, be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Ordinary Shares underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-229899).

Questions concerning redemption and exercise of the Public Warrants can be directed to Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004, Attention: Compliance Department, telephone number (212) 509-4000.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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About Clarivate Analytics

Clarivate Analytics™ is a global leader in providing trusted insights and analytics to accelerate the pace of innovation. We have built some of the most trusted brands across the innovation lifecycle, including Web of Science™, Cortellis™, Derwent™, CompuMark™, MarkMonitor™ and Techstreet™. Today, Clarivate Analytics is on a bold entrepreneurial mission to help customers reduce the time from new ideas to life-changing innovations. For more information, please visit clarivate.com.

Clarivate and its logo, as well as all other trademarks used herein are trademarks of their respective owners and used under license.

Media Contact Tabita Seagrave, Head of Global Corporate Communications media.enquiries@clarivate.com	Investor Relations Contact Mark Donohue, Head of Investor Relations investor.relations@clarivate.com

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